Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 21, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Asia Timmons-Pierce

Re:	StorEn Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 18, 2020 File No. 024-11240

Dear Ms. Timmons-Pierce:

On behalf of our client, StorEn Technologies, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on August 25, 2020, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks